UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Inovalon Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.000005 par value per share

(Title of Class of Securities)

45781D101

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45781D101

1	Names of Reporting Persons Andre S. Hoffmann

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 19,082,409 (1)(2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 19,082,409 (1)(2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,082,409 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 26.33% (2)(3)(4)

12	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 102,698 shares of Class A Common Stock held of record by Andre S. Hoffmann, (ii)   18,964,966 shares of Class B Common Stock held of record by Andre S. Hoffmann and (iii) 14,745 shares of Class B Common Stock issuable to Andre S. Hoffmann upon exercise of an outstanding stock option that is exercisable within 60 days of December 31, 2015.  Does not include (x) 2,246,360 shares of Class B Common Stock held of record by Lapis Ventures SAC Limited on behalf of Lapis Clinical, in which Andre S. Hoffmann has an indirect pecuniary interest and in which his children, who reside with him, have direct pecuniary interests.  Edward Allanby and Gary Sousa are the sole directors of Lapis Ventures SAC Limited and maintain joint voting and dispositive power over the shares held of record by Lapis Ventures SAC Limited on behalf of Lapis Clinical.

(2) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.

(3) Based on 53,482,669 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to Andre S. Hoffmann, plus an aggregate of 18,979,711 shares of Class B Common Stock beneficially owned by Andre S. Hoffmann, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4) Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.  There were 98,230,363 shares of Class B Common Stock outstanding as of December 31, 2015, as reported by the Issuer to Andre S. Hoffmann, including the 18,979,711 shares of Class B Common Stock beneficially owned by Andre S. Hoffmann.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

Item 1.
	(a)	Name of Issuer: Inovalon Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4321 Collington Road, Bowie, Maryland 20716

Item 2.
	(a)	Name of Person Filing: Andre S. Hoffmann
(b)

Address of Principal Business Office or, if none, Residence:
The address for the principal business office of Andre S. Hoffmann is: c/o Inovalon Holdings, Inc., 4321 Collington Road, Bowie, Maryland 20716, United States

	(c)	Citizenship: Switzerland
	(d)	Title and Class of Securities: Class A Common Stock, $0.000005 par value per share
	(e)	CUSIP No.: 45781D101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: 19,082,409 (1)(2)
(b) Percent of class: 26.33% (2)(3)(4)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 19,082,409 (1)(2)
(ii) Shared power to vote or to direct the vote: None.
(iii) Sole power to dispose or to direct the disposition of: 19,082,409 (1)(2)
(iv) Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

(1) Consists of (i) 102,698 shares of Class A Common Stock held of record by Andre S. Hoffman, (ii) 18,964,966 shares of Class B Common Stock held of record by Andre S. Hoffmann and (iii) 14,745 shares of Class B Common Stock issuable to Andre S. Hoffmann upon exercise of an outstanding stock option that is exercisable within 60 days of December 31, 2015.  Does not include (x) 2,246,360 shares of Class B Common Stock held of record by Lapis Ventures SAC Limited on behalf of Lapis Clinical, in which Andre S. Hoffmann has an indirect pecuniary interest and in which his children, who reside with him, have direct pecuniary interests.  Edward Allanby and Gary Sousa are the sole directors of Lapis Ventures SAC Limited and maintain joint voting and dispositive power over the shares held of record by Lapis Ventures SAC Limited on behalf of Lapis Clinical.

(2) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.

(3) Based on 53,482,669 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus an aggregate of 18,979,711 shares of Class B Common Stock beneficially owned by Andre S. Hoffmann, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Andre S. Hoffmann.

(4) Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.  There were 98,230,363 shares of Class B Common Stock outstanding as of December 31, 2015, as reported by the Issuer to Andre S. Hoffmann, including the 18,979,711 shares of Class B Common Stock beneficially owned by Andre S. Hoffmann.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2016

ANDRE S. HOFFMANN

/s/ Andre S. Hoffmann

Andre S. Hoffmann